SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general, in compliance with the provisions of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, and Resolution of the Securities and Exchange Commission (“CVM”) No. 44, of August 23, 2021, that the Eletrobras' Board of Directors approved, on this date, the Share Buyback Program (“Buyback Program”), pursuant to CVM Resolution No. 77/2022.

Objectives of the Buyback Program: Acquisition of common and preferred shares issued by Company for subsequent cancellation, disposal or maintenance in treasury, without capital stock reduction, to increase shareholder value through the efficient use of available cash resources, optimizing the Company's capital allocation. The Company may use treasury shares to meet the Compensation Plans Based on Stock Options and Compensation Based on Restricted Shares, approved at the 184th EGM. Additionally, the Company may, subject to the limits referred to in art. 4, items I and II of CVM Resolution 77, use treasury shares to settle obligations arising from its liabilities related to lawsuits that discuss the difference in monetary restatement of Compulsory Energy Loan (“ECE”) credits or the constitutionality of the tax.

Maximum number of shares that may be acquired: up to 202,111,946 common shares and up to 27,552,681 preferred B shares, representing 10% of the total outstanding shares of each class and type.

Number of shares outstanding in the market: according to the definition given by article 1, sole paragraph, item I, of CVM Resolution 77/2022, there are currently 2,021,119,463 common shares and 275,526,814 preferred shares B.

Number of shares held in treasury on this date: the Company has no shares issued by it held in treasury.

Maximum period: The maximum period for settlement of operations with shares issued by the Company within the scope of this Buyback Plan is up to 18 (eighteen) months, counting from January 03, 2023, inclusive, and ending on July 02,2024, inclusive.

Resources: The buyback of shares will only be carried out if compatible with the Company's financial situation and if there are resources available, as provided for in Art. 8, paragraph 1, item I of CVM Resolution No. 77/2022: (i) profit or capital reserves, excluding the legal reserve, the unrealized profit reserve, the special reserve for undistributed dividends and the tax incentive reserve; (ii) income for the fiscal year in progress, segregating allocations to said reserves.

The other information on the Share Buyback Program, required under the terms of Annex G of CVM Resolution No. 80, of March 29, 2022, are described in the Annex to this Relevant Fact.

Rio de Janeiro, January 03, 2023

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Annex G to CVM Resolution No. 80, of March 29, 2022

Trading of Own Issued Shares

1.	Justify in detail the purpose and expected economic effects of the operation:

The purpose of the Share Buyback Program is to acquire common and preferred shares issued by the Company for subsequent cancellation, disposal or maintenance in treasury, without reducing the capital stock, to increase the Company's value to shareholders through the efficient use of funds available in cash, optimizing the allocation of its capital. The Company may use the treasury shares to meet the Compensation Plans Based on Stock Options and Compensation Based on Restricted Shares, approved at the 184th Extraordinary General Meeting of Shareholders of Eletrobras. Additionally, the Company may, subject to the limits referred to in art. 4, items I and II of CVM Resolution 77, use treasury shares to settle obligations arising from its liabilities related to lawsuits that discuss the difference in monetary restatement of Compulsory Energy Loan (“ECE”) credits or the constitutionality of the tax.

2.	Inform the number of shares (i) outstanding and (ii) already held in treasury:

According to the definition given by article 1, sole paragraph, item I, of CVM Resolution 77/2022, the Company currently has 2,021,119,463 common shares and 275,526,814 preferred B shares outstanding. There are no treasury shares.

3.	Inform the number of shares that may be acquired or sold:

The Company may acquire up to 202,111,946 common shares and up to 27,552,681 preferred B shares, representing 10% of the total outstanding shares of each class and type.

4.	Describe the main characteristics of the derivative instruments that the company comes to use, if applicable:

Derivative instruments will not be used.

5.	Describe, if applicable, any agreements or voting guidelines existing between the company and the counterparty of the operations;

There are no agreements or voting guidelines between the company and counterparties. The Company will carry out share purchase operations on B3.

6.	In the event of transactions carried out outside organized securities markets, inform:

a.	the maximum (minimum) price of which the shares will be acquired (disposed of); and

b.	if applicable, the reasons that justify carrying out the operation at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average quotation, weighted by volume, in the 10 (ten) previous trading sessions;

Not applicable. The operation will be carried out on B3, at market price.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

7.	Inform, if applicable, the impacts that the negotiation will have on the composition of the shareholding control or the administrative structure of the company;

There will be no acquisition of share control or the purpose of altering or preserving the administrative structure of the company.

8.	Identify the counterparties, if known, and, in the case of a party related to the company, as defined by the accounting rules that deal with this matter, also provide the information required by art. 9 of CVM Resolution No. 81, of March 29, 2022;

The Company will carry out share purchase operations on B3, at market price, and, therefore, is not aware of the counterparties.

9.	Indicate the allocation of funds earned, if applicable:

The acquired shares will be held in treasury for sale or cancellation. The funds eventually earned will be allocated to the Company's social activities. In addition, treasury shares may be used to meet the Compensation Plans Based on Stock Options and Compensation Based on Restricted Shares, approved at the 184th AGE. The Company may also observe the limits referred to in art. 4, items I and II of CVM Resolution 77, use treasury shares to settle obligations arising from its liabilities related to lawsuits that discuss the difference in monetary restatement of Compulsory Energy Loan (“ECE”) credits or the constitutionality of the tax.

10.	Indicate the maximum period for the settlement of authorized operations:

The maximum term for settlement of operations with shares issued by the Company within the scope of this Buyback Plan is up to 18 (eighteen) months, counted from the decision of the Board of Directors.

11.	Identify institutions that will act as intermediaries, if applicable.

The Company will inform the market, in due course, of the institutions that will be contracted to act as intermediaries.

12.	Specify the resources available to be used, pursuant to art. 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022.

Operations carried out under the Buyback Plan will be supported by the global amount of the Company's Profit Reserves (Profit Retention and Statutory Reserve), with the exception of the reserves specified in art. 8, § 1, item I, of CVM Resolution No. 77/2022. The balance of the Profit Retention Reserve and Statutory Reserve accounts, according to the Company's Financial Statements as of September 30, 2022, is BRL 35,745,607 (in thousands).

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

13.	Specify the reasons why members of the board of directors feel comfortable that the share buyback will not affect the fulfillment of obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

The members of the Board of Directors understand that the current financial situation of the Company is compatible with the execution of the Buyback Program, under the conditions approved, and consider that the buyback of shares will not affect the fulfillment of the obligations assumed with creditors or shareholders in the short term deadline. This conclusion results from the evaluation of the potential financial amount to be used in the Buyback Program when compared to (i) the level of obligations assumed with creditors, with the Company having the capacity to pay the financial commitments assumed; (ii) the amount available in cash, cash equivalents and financial investments of the Company; and (iii) the Company's expected cash generation over the fiscal years 2023 and 2024. Monitoring the compatibility of repurchases with the Company's financial situation will be carried out by the Executive Board throughout the Plan's term.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.